Exhibit 99

MEDIA RELEASE

SHAW COMMUNICATIONS ANNOUNCES

THE PASSING OF JR SHAW

CALGARY, March 24, 2020 – It’s with great sadness that Shaw Communications Inc. (“Shaw” or “the Company”) today announces the passing of company founder, Executive Chair, and former CEO, JR Shaw. A true pioneer of Canadian business and a visionary of the Canadian telecommunications sector, JR passed away peacefully yesterday at the age of 85.

“My family and I are at a loss for words and are deeply saddened at JR’s passing,” said Brad Shaw, CEO of Shaw Communications. “JR was the founder and leader of our company, but he was also an exceptional husband, a loving father, grandfather and great grandfather. His legacy of love and compassion for people will live on for generations.”

JR’s focus was always on the customer and providing them with choice and exceptional service. He loved all of the employees at Shaw, more than 10,000 of them. For over 50 years, JR established himself as a network builder, growing Shaw Communications Inc. into one of Canada’s leading connectivity providers, serving over 7 million subscribers with cable, internet, voice, satellite and wireless services. The growth and success of Shaw is a direct reflection of JR’s commitment and passion for delivering excellent customer service.

“I spoke to JR every day about the business. He was engaged and interested in everything the company was doing – from the latest technology being rolled out to how we were meeting the needs of families across Western Canada. We know we will miss his smile, his advice and his encouragement, but all of our people know that JR would want us looking out for each other, for our neighbours, and serving our customers to the best of our abilities,” Brad Shaw said. “Our tribute to him will be to continue to grow the business he loved.”

JR stepped down as CEO of Shaw Communications in 1998 when his eldest son, the late Jim Shaw took over. Current CEO, Brad Shaw, began in the role in 2010. JR remained active in the company he built, serving as Executive Chairman.

“JR was an icon in the industry and he was extraordinarily passionate in delivering connectivity and customer service to millions of Canadians. His vision and insight combined with his warmth of character created a magic touch among everyone who knew and worked with him,” said Paul Pew, Lead Director, Shaw Communications. “His remarkable legacy will live on through his family’s continued leadership of the company.”

In accordance with the Company’s succession plan, the intention of JR and the Shaw family, and with the support of the Board, Brad Shaw will assume the role of Executive Chair on an interim basis in addition to his role as CEO. The Company’s intention is to confirm this appointment at the upcoming April 9, 2020 Board meeting.

In 1966, JR founded Capital Cable Television Co. Ltd., a start-up cable provider, to offer people more choice and greater access to TV content. Capital Cable went on the air in Edmonton for the first time in 1971 and connected its first cable customer that same year in Sherwood Park. Over the decades, and under the leadership of JR, Shaw rapidly expanded through acquisitions and organic growth opportunities.

The Company built a substantial radio and television broadcasting group that was eventually spun out as a separate public company, Corus Entertainment. In 1996, the Company introduced Western Canadians to the Internet, and in 2005 Shaw launched its home phone residential service.

In 2016, Shaw acquired WIND Mobile (later rebranding to Freedom Mobile) to give Canadians more choice, value and affordability from a Canadian wireless provider. The acquisition of a strong regional wireless carrier gave Shaw a wireless network footprint that could be combined with the strength of its wireline network to usher in new technologies — like 5G — that will keep Canadians better connected than ever before.

In addition to his significant contribution to the growth of Shaw Communications and to Canadian business, JR Shaw was a passionate supporter of Canadian art and artists, and numerous local and national charitable causes. JR has been recognized with numerous awards and honours, including being named Officer of the Order of Canada, a recipient of the Alberta Order of Excellence, honorary degrees from University of Alberta, University of Calgary, and Graceland University in Lamoni, Iowa and being named a proud member of the Canadian Business Hall of Fame and the Cable Hall of Fame. JR was also instrumental in the creation of the Shaw Charity Classic, Calgary’s legendary stop on the PGA TOUR Champions that has raised more than $48 million for Alberta charities since 2013.

The Board of Directors and all employees of Shaw Communications express their deepest condolences and sympathy to the Shaw family for their loss.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For media inquiries, please contact:

Shaw Communications Inc.

Chethan Lakshman, VP, External Affairs

(403) 930-8448

chethan.lakshman@sjrb.ca